SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Public Traded Company

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), hereby informs its shareholders and the market in general that received of CVM, on July 22, 2016, the Official Letter No. 357/2016-CVM/SEP/GEA -1, as transcribed by the end of this market announcement, asking for clarification regarding the news published by the media Folha de São Paulo, under the title "Eletrobras gives 1st step to leave the distribution of energy market."

In compliance with the above-mentioned Official letter, the Company clarifies that:

1. As informed on the Summary of Decisions of the 165th Extraordinary General Meeting ( " 165th EGM "), disclosed by the Company on July 22, 2016, the shareholders at the 165th EGM approved, by majority vote, subject to Law 6,404/76, the transfer of the shareholding control, by December 31, 2017, of the Distribution Conpanies: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, pursuant to §1a-A of Article 8 of Law 12.783/2013, with the new wording given by Provisional Measure No. 735 of  June 22, 2016, provided that, before the transfer of distribution company to the new controller, the distribution company receives, directly from the Federal Government or through rate, all the resources and remuneration necessary to operate, maintain and make investments relating to the public services of its distribution companies, keeping the economic and financial equilibrium of the Distribution Company, without any injection of funds, in any way, by Eletrobras.

2. This matter was the subject of the Call Notice and Management Proposal of the 165th EGM, which were previously disclosed to the market, as required by applicable law.

3. In view of the above all, the mentioned article does not provide information that had not already been  subject of prior disclosure to the market by the Company, through the appropriate channels.

Rio de Janeiro, July 25, 2016.

Armando Casado de Araujo

CFO and Investor Relations

MARKET ANNOUNCEMENT

Free Translation Office Letter No. 357/2016-CVM / SEP / GEA-1

Subject: Request of clarification about news

Dear CFO,

1. We refer to the article published on July 22, 2016 in the media FOLHA DE SÃO PAULO, under the title: "Eletrobrás gives 1st step to leave the distribution of energy market", which contained the following statements:

[...]

Eletrobras will give, on Friday (22), the first step to leave the distribution of energy market. Eletrobras will not renew the concessions of the distribution companies  Amazonas and Boa Vista (Roraima), which are due next week.

Without the renovation, which will be decided at a meeting of Shareholders, the government of the acting President Michel Temer, will have to sell at auction, together, the shareholding control of these companies.

The decision to no renew the concessions is due to the difficulty of Eletrobras in raising resources to deal with the accumulated debts of these companies due to fines for failure in service to consumers.

According to current rules, th Government cannot privatize a concessionary with these debts.

However, from the moment that the concession contract is not renewed, the government can sell the distribution company to another company, which will be responsible for paying the accumulated debt. This should reduce the sale value of the distribution company.

The management of Eletrobras intends to privatize all six distributors that are currently under its control, but there is no date set for the operation. Before that, Eletrobras will renew the concessions of the distribution companies of the states fo Piaui and Alagoas.

The future of the distribution companies of the states of Acre and Rondonia are not yet defined.

The FOLHA DE SÃO PAULO learned that the minority shareholders of Eletrobras still have doubts about the best strategy –renew or not renew the concessions- to then sell the companies.

According to the calculations of Eletrobras, the Federal Government would have to invest R$ 8 billion to address the financial problems of these six distribution companies.

Great part of that amount would be allocated to the Amazonas Energia and Boa Vista. The other four distribution companies need, together, less them RS $ 1 billion.

As the government autorized only R$ 3.5 billion and determined that Eletrobras used this resource to prepare the companies for privatization, Eletrobras decided to abandon the worst distribution companies and adjust the accounts of the others.

The cut line between what is a good and a bad deal is the need to buy Petrobras fuel to keep the distribution of energy in the isolated areas. Amazonas and Boa Vista are the most dependent on this type of operation.

GOVERNMENT PLAN

While there is no interested in operating the Amazonas and Boa Vista, Eletrobras must be maintained as a temporary manager to ensure the attendance of the population -they serve 800,000 units, including residential, commercial and industrial.

Eletrobras will be remunerated for the service until a new operator to take the deal. The source of this remuneration will be the resource of a fund derived from money collected in the electricity bill.

[...]

MARKET ANNOUNCEMENT

2. Relating to this, we determine that the Company CFO clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well as other information deemed important comment on the subject.

3. This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.